MANHATTAN MINERALS CORP.
NEWS RELEASE

June 28, 2004	Toronto Stock Exchange
Trading Symbol: MAN

Company Closes First Tranche of Private Placement

The Company is pleased to announce that it has closed the first tranche of its previously announced private placement of up to 3,333,333 units of the Company at a price of Cdn.$0.15 per unit (Cdn.$0.16 per unit for insiders, who purchased in the aggregate 400,000 units), selling 1,316,666 units for gross proceeds of Cdn.$200,000. Each unit is comprised of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder thereof to purchase an additional common share for one year at a price of Cdn.$0.17 per common share and expire on June 28, 2005. The issued securities are subject to a four month hold period. The Company expects to close the remainder of the private placement on or before July 9, 2004.

As compensation for introducing certain subscribers to the Company, Bolder Investment Partners, Ltd. received a cash commission of $5,040 and 48,000 broker warrants, each broker warrant exercisable for one common share of the Company at a price of Cdn.$0.17 per common share for one year.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information please contact:

Peter Guest	Lawrence Glaser
President & CEO	Executive Chairman

Tel: (604) 669-3397
www.manhattan-min.com